ORGANIGRAM HOLDINGSINC.

Consolidated Financial Statements

As at August 31, 2017

December 18, 2017

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements of OrganiGram Holdings Inc. have been prepared by the Company’s management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

Deloitte LLP, appointed as the Company’s auditors by the directors, has audited these consolidated financial statements for the year ended August 31, 2017. Their report follows.

(signed) ‘Greg Engel’	(signed) ‘Peter R Hanson, CPA, CMA’

Chief Executive Officer	Chief Financial Officer (interim)

Moncton, New Brunswick	Moncton, New Brunswick

Deloitte LLP
816 Main Street
Moncton, New Brunswick
E1C 1E6
Canada

Tel: 506- 389-8073
Independent Auditor’s Report	Fax: 506-632-1210
www.deloitte.ca

To the Shareholders of
OrganiGram Holdings Inc.

We have audited the accompanying consolidated financial statements of OrganiGram Holdings Inc., which comprise the consolidated statements of financial position as at August 31, 2017 and August 31, 2016, and the consolidated statements of (loss) income and comprehensive (loss) income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of OrganiGram Holdings Inc. as at August 31, 2017 and August 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

/s/ Deloitte LLP

Chartered Professional Accountants
December 17, 2017
Moncton, New Brunswick, Canada

OrganiGram Holdings Inc.
Consolidated Statements of Financial Position
As at August 31, 2017 and August 31, 2016
(In Canadian dollars)

	August 31,	August 31,
	2017	2016
Assets

Current Assets
Cash	$1,957,370	$9,857,637
Short term investments (Note 4)	32,000,000	22,775,000
Accounts receivable (Note 5)	4,072,871	1,561,893
Biological assets (Note 6)	2,779,946	2,366,863
Inventories (Note 7)	2,625,858	3,940,820
Prepaid expenses (Note 10 and Note 20)	1,230,240	149,740
	44,666,285	40,651,953
Property, plant and equipment (Note 8 )	45,346,206	13,215,012
Deferred charges (Note 10 and Note 20)	467,490	-
Goodwill (Note 21)	2,327,728	-
	$92,807,709	$53,866,965
Liabilities

Current Liabilities
Accounts payable and accrued liabilities	$6,258,341	$2,115,193
Current portion of long term debt (Note 9)	389,816	330,649
	6,648,157	2,445,842

Long-term Debt
Long-term debt (Note 9)	3,128,490	7,160,831
	9,776,647	9,606,673
Shareholders' Equity

Share capital (Note 10)	99,704,455	50,958,174
Reserve for options and warrants (Notes 10)	3,081,293	2,167,127
Accumulated deficit	(19,754,686)	(8,865,009)
	83,031,062	44,260,292
	$92,807,709	$53,866,965

On Behalf of the Board:

s/Greg Engel Director
s/Peter Amirault Director

The accompanying notes are an integral part of these Consolidated Financial Statements

OrganiGram Holdings Inc.
Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
For years ended August 31, 2017 and 2016
(In Canadian dollars)

	August 31,	August 31,
	2017	2016
Revenue
Sales	$7,742,112	$6,127,624
Less: sales returns (Note 16)	(2,028,410)	-
Net sales	5,713,703	6,127,624

Cost of sales	3,465,656	2,528,787
Indirect production (Note 16)	4,005,773	286,286
	(1,757,726)	3,312,551
Fair value adjustment to biological assets and net realizable value reduction to inventory (Note 16)	(1,369,360)	2,001,694
Gross margin	(3,127,086)	5,314,245

Expenses
Sales and marketing	2,846,938	1,757,812
General and administrative (Note 19)	3,489,633	1,868,447
Share-based compensation	1,703,090	442,349
Total expenses	8,039,661	4,068,608
(Loss) income from operations	(11,166,748)	1,245,637

Financing costs	273,867	436,372
Investment income	(550,937)	(37,398)
Net (loss) income and comprehensive (loss) income	$(10,889,678)	$846,663

Weighted-average number of shares, basic and diluted	97,206,055	58,682,657
Net (loss) income per common share, basic and diluted (Note 10(vi ))	$(0.112)	$0.014

The accompanying notes are an integral part of these Consolidated Financial Statements

OrganiGram Holdings Inc.
Consolidated Statements of Changes in Equity
For the years ended August 31, 2017 and 2016
(In Canadian dollars)

			Reserve for
	Number of		Options and	Accumulated	Shareholders'
	Shares	Share Capital	Warrants	Deficit	Equity
	#	$	$	$

Balance - September 1, 2015	53,026,787	$16,753,777	$812,028	$(9,711,672)	$7,854,133
Share - based compensation	-	-	367,348	-	367,348
Share - based payments	69,380	75,001	-	-	75,001
Exercise of stock options	120,971	88,864	(35,914)	-	52,950
Exercise of warrants	571,400	880,284	(101,685)	-	778,599
Exercise of units	21,491	15,044	-	-	15,044
Equity financing - private placement (Note 10 (iii))	3,298,073	3,429,998	-	-	3,429,998
Equity financing - warrants private placement (Note 10 (iii))	-	(156,890)	156,890	-	-
Equity financing - June 2nd bought deal (Note 10 (iii))	9,867,000	10,360,350			10,360,350
Equity financing - warrants June 2nd bought deal (Note 10 (iii))	-	(968,461)	968,461		-
Equity financing - August 23rd bought deal (Note 10 (iii))	17,710,000	23,023,000			23,023,000
Share issue costs	-	(2,542,792)	-	-	(2,542,792)
Net income and comprehensive income	-	-	-	846,663	846,663
Balance - August 31, 2016	84,685,102	$50,958,174	$2,167,127	$(8,865,009)	$44,260,292

Share - based compensation (Note 10 (v))	-	-	1,423,324	-	1,423,324
Share - based payments (Note 10 (iii))	533,118	787,678	-	-	787,678
Exercise of stock options (Note 10 (iii))	237,863	313,035	(115,664)	-	197,370
Exercise of units (Note 10 (iv))	47,083	33,633	-	-	33,633
Exercise of warrants (Note 10 (iv))	3,961,680	5,386,908	(393,494)	-	4,993,414
Conversion of debentures (Note 10 (iii))	2,071,425	2,899,995	-	-	2,899,995
Equity financing - December 7, 2016 (Note 10 (iii))	11,339,000	40,253,450	-	-	40,253,450
Issuance of shares for Trauma Healing Centers - June 1, 2017 (Note 10 (iii), 21)	719,424	1,697,843	-	-	1,697,843
Share issue costs	-	(2,626,261)	-	-	(2,626,261)
Net loss and comprehensive loss	-	-	-	(10,889,678)	(10,889,678)
Balance - August 31, 2017	103,594,695	$99,704,455	$3,081,293	$(19,754,686)	$83,031,062

The accompanying notes are an integral part of these Consolidated Financial Statements

OrganiGram Holdings Inc.
Consolidated Statements of Cash Flows
For the years ended August 31, 2017 and 2016
(In Canadian dollars)

	August 31,	August 31,
	2017	2016
Cash Provided (Used)

Operating Activities

Net (loss) income	$(10,889,678)	$846,663
Items not affecting cash
Share based payments	787,678	75,001
Share based compensation	1,423,324	367,348
Loss (gain) on disposal of property, plant and equipment	448,124	(7)
Amortization of deferred financing	8,345	2,500
Fair value adjustment to biological assets	351,277	(284,679)
Depreciation	1,550,750	785,593
Financing costs	265,522	436,372
Investment income	(550,937)	(37,398)
Net change in accounts receivable	(2,423,741)	(795,105)
Net change in biological assets	(764,360)	(772,370)
Net change in inventories	1,314,962	(2,971,557)
Net change in accounts payable and accrued liabilities	3,890,621	652,074
Net change in prepaid expenses	(1,523,053)	(76,558)
	(6,111,165)	(1,772,123)
Financing Activities:

Shares issued	40,253,450	37,606,853
Share issue costs	(2,626,261)	(2,542,792)
Payment of long-term debt	(1,997,434)	(274,885)
Proceeds from long-term debt	217,578	2,900,000
Deferred financing costs	-	4,999
Stock options, warrants and units exercised	5,224,417	53,087
Financing costs	(265,522)	(436,372)
	40,806,228	37,310,890
Investing Activites:

Purchase of short-term investments	(36,000,000)	(22,775,000)
Proceeds from short-term investments	26,775,000	-
Investment income	550,937	37,398
Cash aquired in business combination	114,705	-
Proceeds on sale of property, plant and equipment	294,157	400
Acquisition of property, plant and equipment	(34,330,129)	(4,417,622)
	(42,595,330)	(27,154,824)

Cash (Used) Provided	(7,900,267)	8,383,943

Cash Position
Beginning of period	$9,857,637	$1,473,694
End of period	$1,957,370	$9,857,637

The accompanying notes are an integral part of these Consolidated Financial Statements

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

1.	Nature of Operations

OrganiGram Holdings Inc. (“OHI” or the "Company"), is a publicly traded corporation, a Tier II issuer, on the TSX-V with its common shares trading under the symbol “OGI-V”. The address of the registered office of OHI is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major subsidiaries are Organigram Inc. (“OGI”), a Licensed Medical Marijuana Producer as regulated by Health Canada under the Marihuana Medical Access Regulations (“MMAR”) of the Government of Canada, and Trauma Healing Centers Incorporated (“THC”), offering a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

OGI was incorporated, under the laws of the Province of New Brunswick, Canada, on March 1, 2013. THC was incorporated under the Canada Business Corporations Act on September 23, 2014. OHI is a federally incorporated company under the Canada Business Corporations Act.

2.	Basis of Preparation

(i)	Statement of compliance

The consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards (“IFRS”).

These consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on December 18, 2017.

(ii)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for biological assets which are measured at fair value, as explained in the accounting policies below.

Historical cost is fair value of the consideration given in exchange for goods and services generally based upon the fair value at the time of the transaction of the consideration given in exchange for assets.

(iii)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries functional currency.

(iv)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and subsidiaries, OGI and THC, on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

3.	Significant Accounting Policies

i)	Cash and cash equivalents

Cash and cash equivalents includes cash-on-hand and deposits held with financing institutions. The Company considers short-term investments to be investing activity.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

ii)	Biological assets

The Company measures biological assets consisting of cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis of the cost of finished goods inventories after harvest. Mother plants are measured at fair market value.

Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year.

iii)	Inventories

Inventories for finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value. Cost is determined using the weighted average costing method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

iv)	Property, plant and equipment

Items of property, plant and equipment are recorded at cost less accumulated depreciation and impairment losses.

In the carrying amount of an item of property, plant or equipment, the Company recognizes the cost of replacing part of such an item if the replacement cost can be measured reliably and it is probable that the Company’s future economic benefits embodied within the item will exceed the resulting net book value thereof. All other costs are charged to profit or loss as incurred.

Depreciation of property, plant and equipment is provided on a straight-line basis over the assets’ estimated useful lives, which management has determined to be: building as 25 years; growing equipment as 10 years; computer equipment and vehicles as 5 years; and, furniture and fixtures as 10 years.

v)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment at each consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of the assets (the cash generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment change is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

vi)	Financial instruments

Financial instruments consist of financial assets and liabilities and are initially measured at fair value. Financial assets and liabilities are recognized in the consolidated statements of financial position when the Company has become party to the contractual provision of the instruments. The accounting policies for financial instruments are described below and the composition of the Company’s financial instruments and related risks are disclosed in Notes 14 and 15.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

(1)	Financial assets

The Company classifies each financial asset into one of four categories depending on the purpose for which the asset was acquired.

(a)	At Fair Value Through Profit or Loss (“FVTPL”)

Assets in this category are derivatives or other assets classified as held-for-trading (i.e. acquired or incurred principally for the purpose of selling or repurchasing in the near term) or designated as FVTPL upon initial recognition subject to meeting certain conditions. After initial recognition, such assets are measured at fair value with changes therein being recognized in profit or loss. The Company has no financial assets that are at FVTPL.

(b)	Available For Sale

Assets in this category are non-derivative financial assets that are either designated as available-for-sale or do not fit into one of the other categories. After initial recognition, available-for-sale assets are measured at fair value with changes therein (excluding those attributable to impairment) being recognized directly in other comprehensive income (loss). The Company has no financial assets that are classified as available-for-sale.

(c)	Loans and Receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance are recognized in profit or loss. The Company has cash and accounts receivables which are classified as loans and receivables.

(d)	Held-to-Maturity

Assets in this category are financial assets with known payments and a fixed maturity date. In addition, the Company has the positive intention and ability to hold the financial asset to maturity, other than those initially designated as held-for-trading, available-for-sale, or loans and receivables as explained above. After initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method. The Company’s short-term investments are classified as held-to-maturity financial assets.

(2)	Financial liabilities

The Company classifies each financial liability into one of two categories depending on the purpose for which the liability was incurred.

(a)	At FVTPL

Financial liabilities in this category are derivatives or liabilities classified as held-for-trading or designated as FVTPL upon initial recognition subject to meeting certain conditions. After initial recognition, such liabilities are measured at fair value with changes in fair value being recognized in profit or loss. The Company has no financial liabilities at FVTPL.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

(b)	Other Financial Liabilities

Liabilities in this category are non-derivative financial liabilities that are not classified as held-for-trading. After initial recognition, such liabilities are measured at amortized cost using the effective interest rate method. The Company has accounts payable and accrued liabilities and long-term debt which are classified as other financial liabilities.

(3)	Transaction costs

For FVTPL financial assets and liabilities, transaction costs on initial recognition, and thereafter, are included directly in profit or loss. For other categories of financial assets and liabilities, transaction costs are capitalized and included in the calculation of the effective interest rate – i.e. amortized through profit or loss over the term of the related instrument.

(4)	Fair value hierarchy

The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly (e.g. broker quotes); and
Level 3	Inputs for assets or liabilities that are not based on observable market data.

(5)	Impairment of financial assets

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after initially recognizing the financial asset, the present value of estimated future cash flows determined based on the instrument’s original effective interest rate are lower than the asset’s carrying amount. The financial asset’s carrying amount is reduced through the use of an allowance account. Subsequent recoveries of amounts previously written off are adjusted against the allowance account. Changes in the carrying amount of the allowance account are recognized in earnings or loss.

(6)	Component instruments

The component parts of compound instruments (convertible debt) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual agreements and the definitions of a financial liability and equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or on the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently re-measured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. If the conversion option remains unexercised at the maturity date of the convertible debt, the balance recognized in equity will be transferred to accumulated deficit. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

vii)	Share-based payments

The Company has a share option plan. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense in profit or loss over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value is determined using the Black-Scholes pricing model.

Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expenses reflects the revised estimate.

For stock options granted to non-employees, the expense is measured at the fair value of the good and services received except when the fair value cannot be estimated in which case it is measured at the fair value of the equity instrument granted.

Consideration paid by employees or non-employees on the exercise of options is recorded as share capital and the related share-based expense is transferred from share-based reserve to share capital.

viii)	Earnings (loss) per share

Basic earnings ( loss) pershare is calculated by dividing net income ( loss) attributable to common shareholders by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the period. The dilutive effect of warrants and options is calculated using the treasury stock method. Anti-dilutive effects of potential conversions of securities are ignored for this calculation. When there is a loss from continuing operations, warrants and options are considered to be anti-dilutive.

ix)	Revenue recognition

Revenue from the sale of cannabis recognized when the Company has transferred the significant risks and rewards of ownership to the customer, the amount of revenue can be reliably measured and it is probable that the Company will receive the previously agreed upon payment. Significant risks and rewards are generally considered to be transferred when the product leaves the Company’s premises. Revenue from providing services are recognized when the service is performed. Revenue is recognized at the fair value of the consideration received or receivable.

x)	Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements.

Income tax expense (recovery) in profit or loss is the sum of current and deferred tax as explained below.

Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the period, using tax rates enacted, or substantively enacted, as at the end of the reporting period. Current tax expense (recovery) included in profit or loss reflects the current tax for the reporting period, plus adjustments to the current tax of prior periods, less current tax recorded directly in other comprehensive income (loss) or equity.

Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized. Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting period but are only recognized for the proportion probable that sufficient taxable profits will be available for such assets to be recovered.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

Deferred tax is not recognized for temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and, differences arising on the initial recognition of goodwill.

xi)	Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

(1)	Biological assets and inventory

Determination of the fair value of biological assets requires the Company to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, sales prices, wastage and expected yields of the cannabis plant. In determining final inventory values, the Company estimates spoiled or expired inventory in determining net realizable value.

(2)	Estimated useful lives of property, plant and equipment

Amortization of property, plant and equipment requires estimates of useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(3)	Share-based payments

In determining the fair value of options and related expense, the Company makes such estimates as the expected life of the option, the volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures.

(4)	Warrants

In determining the value of warrants, the Company estimates the value of the common shares, the volatility of the Company’s share price and the risk free interest rate.

xii)	New and amended standards issued but not yet effective

Disclosure Initiative (Amendments to IAS 7)
This amendment was issued on December 18, 2014. The amendment will require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. The amendment is effective for annual reporting periods beginning on or after January 1, 2017. Early adoption is permitted.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

Amendments to IAS 12 – Income Taxes
This amendment provides clarify on recognition of deferred tax assets for unrealized losses to address diversity in practice. The amendment is effective for annual reporting periods beginning on or after January 1, 2017. Early adoption is permitted.

IFRS 9 – Financial Instruments
A finalized version of IFRS 9 which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement has been issued and is effective for annual periods beginning on or after January 1, 2018. The standard contains requirements in the following areas: classification and measurement, impairment, hedge accounting and de-recognition. This new standard supersedes all prior versions of IFRS 9.

IFRS 15 – Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customer (“IFRS 15”), which provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 is effective for annual reporting periods beginning on or after January 17, 2018, and must be applied retrospectively. Early adoption is permitted.

IFRS 16 – Leases
In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”), which establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019.

IFRS 2 - Share-based Payments
The amendment clarifies how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that changes the classification of the transactions. The amendment is effective for annual periods beginning on or after January 1, 2018.

Management of the Company is in the process of evaluating these standards and currently the impact of their adoption on the Company’s financial reporting, if any, is unknown.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

4.	Short Term Investments

The Company’s short-term investments included the following on August 31, 2017 and August 31, 2016:

		August 31,	August 31,
		2017	2016
Description	Interest %
Maturing November 30, 2016, redeemed	0.80%	$-	$300,000
Maturing June 9, 2017, redeemed	0.97%	-	500,000
Maturing June 22, 2017, redeemed	1.01%	-	8,600,000
Maturing July 15, 2017, redeemed	0.95%	-	375,000
Maturing August 26, 2017, redeemed	1.11%	-	6,500,000
Maturing August 26, 2017. redeemed	1.11%	-	6,500,000
Maturing December 22, 2017, partially redeemed	1.19%	2,000,000	-
Maturing December 22, 2017	1.19%	5,000,000	-
Maturing December 27, 2017	1.20%	5,000,000	-
Maturing December 28, 2017	1.46%	20,000,000	-
		$32,000,000	$22,775,000

All short-term investments are guaranteed investment certificates which are redeemable prior to maturity.

5.	Accounts Receivable

The Company’s accounts receivable included the following as of August 31, 2017 and August 31, 2016:

	August 31,	August 31,
	2017	2016

Trade receivables	$489,576	$967,092
Harmonized sales taxes receivable	3,065,893	222,022
Accrued investment income	318,494	21,257
Government programs	48,000	48,032
Rental property	36,019	-
Other accounts receivable	114,889	303,490
	$4,072,871	$1,561,893

Included in other accounts receivable is a $100,000 (August 31, 2016 - $100,000) promissory note bearing interest at 3% and payable on demand.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

6.	Biological Assets

Biological assets consist of cannabis on plants and other biological assets. The change in the carrying value of biological assets is as follows:

	Other
	biological assets	Cannabis on plants	Total

Carrying amount, August 31, 2016	$9,761	$2,357,102	$2,366,863

Net change in fair value less costs to sell due to biological transformation	(3,711)	4,835,554	4,831,843
Transferred to inventory upon harvest	-	(4,418,760)	(4,418,760)
Carrying amount, August 31, 2017	$6,050	$2,773,896	$2,779,946

All biological assets are presented as current assets on the balance sheet. The significant assumptions used in determining the fair value of cannabis on plants include:

i.	Wastage of plants based on their various stages of growth;
ii.	Yield by plant;
iii.	Percentage of costs incurred to date compared to the total costs expected to be incurred; are used to estimate the fair value of an in-process plant;
iv.	Percentage of costs incurred for each stage of plant growth.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of August 31, 2017, it is expected that the Company’s biological assets will yield 843,522 grams (August 31, 2016 – 429,779 grams) of medical cannabis when harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield which will be reflected in the fair value adjustment to biological assets in future periods.

7.	Inventories

The Company’s inventory assets include the following as of August 31, 2017 and August 31, 2016:

	August 31,	August 31,
	2017	2016

Agricultural produce	$1,630,109	$3,496,541
Cannabis oil	751,772	272,422
Packaging and supplies	243,978	171,857
	$2,625,858	$3,940,820

During the year ended August 31, 2017, the Company recorded a write-down of biological assets and inventories consisting of $1,653,478 in indirect production and $2,579,273 in fair value adjustment to biological assets and net realizable value reduction to inventory, for product that did not pass the Company’s quality assurance standards. The Company also recorded additional write-downs of inventories in 2017 as a result of a voluntary recall (note 16).

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

8.	Property, Plant and Equipment

			Construction	Growing
	Land	Buildings	in Process	Equipment	Other	Total
At September 1, 2015
Net book value	$327,500	$4,644,209	$-	$3,493,606	$1,118,061	$9,583,376
Year ended August 31, 2016
Acquisitions	-	1,929,684	-	2,205,549	282,389	4,417,622
Depreciation	-	(202,226)	-	(357,776)	(225,591)	(785,593)
Disposals	-	-	-	-	(393)	(393)
	$327,500	$6,371,667	$-	$5,341,379	$1,174,466	$13,215,012
At August 31, 2016
Cost	327,500	6,767,771	-	5,862,554	1,515,582	14,473,407
Accumulated depreciation	-	(396,104)	-	(521,175)	(341,116)	(1,258,395)
	$327,500	$6,371,667	$-	$5,341,379	$1,174,466	$13,215,012
Year ended August 31, 2017
Acquisitions	1,112,045	8,400,215	22,199,660	2,921,726	641,868	35,275,514
Asset acquired on business combination	-	-	-	-	94,096	94,096
Depreciation	-	(492,721)	-	(726,275)	(331,754)	(1,550,750)
Book value of disposals	-	(1,018,077)	-	(876,044)	-	(1,894,121)
Depreciation on disposal	-	72,693	-	133,762	-	206,455
	$1,439,545	$13,333,777	$22,199,660	$6,794,548	$1,578,676	$45,346,206
At August 31, 2017
Cost	1,439,545	14,149,909	22,199,660	7,908,236	2,251,546	47,948,896
Accumulated depreciation	-	(816,132)	-	(1,113,688)	(672,870)	(2,602,690)
	$1,439,545	$13,333,777	$22,199,660	$6,794,548	$1,578,676	$45,346,206

During the year ended August 31, 2017, there were additions of $34,330,129 in property plant and equipment (2016 - $4,417,622). Included in the additions is the acquisition of an adjacent property for expanding operations located at 320 Edinburgh Drive in Moncton, New Brunswick for a purchase price of $7,925,049, including closing costs, paid with $6,900,000 in cash and the transfer of the building and property located at St. George Boulevard. Of the purchase price, $600,000 was allocated to land and the remainder to the building. Also, included in the additions is the acquisition of an adjacent property which was purchased for developing and producing edible cannabis products. The property is located at 91 English Drive in Moncton, New Brunswick and was purchased for $609,545, including closing costs. The remaining additions during the year relate to the expansion of the facility located at 35 English Drive, 320 Edinburgh Drive, and other ongoing projects.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

9.	Long-term debt

	August 31,	August 31,
	2017	2016

Farm Credit Canada credit facility - with a 10 year amortization and a 5 year term variable rate plus 1.75% (currently 5.95%)	1,959,564	2,175,496
Non-brokered private placement maturing September 1, 2017, bearing interest at an interest rate of 9%, repaid	-	1,000,000
Farm Credit Canada - real property loan maturing December 1, 2020 with a 10 year amortization and 5 year term variable rate plus 2.15% (currently 6.350%)	1,317,818	1,424,318
Private placement convertible debentures maturing December 31, 2018 and bearing interest at an interest rate of 6.75% (Note 10)	-	2,900,000
Business Development Loan - matured May 31, 2017, bearing interest at an interest rate of 7%	29,625	-
Business Development Program - loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	262,300	-
Deferred financing	(51,001)	(8,334)
	3,518,306	7,491,480
Less: current portion	(389,816)	(330,649)
Long-term portion	$3,128,490	$7,160,831

The FCC loans are secured by a first charge on 35 English Drive and all of the Company’s other assets. The Company was in compliance with all covenants at August 31, 2017. Principal repayments required on the long-term debt in the next five fiscal years are as follows:

2018	389,816
2019	426,244
2020	447,862
2021	474,878
2022	439,384
Total	$2,178,184

10.	Share Capital

(i)	Authorized share capital

The authorized share capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of common shares, are fully paid.

(ii)	Issued share capital

As at August 31, 2017, the Company’s issued and outstanding share capital consisted of 103,594,695 (August 31, 2016 –84,685,102) common shares with a stated value of $99,704,455 (August 31, 2016 - $50,958,174).

As at August 31, 2017, nil (August 31, 2016 – 5,691,216) of the Company’s issued common shares were held in escrow by the TSX-V or otherwise restricted from trading.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

(iii)	Issuances of share capital

Share-based payments

On October 12, 2016, the Company issued 437,957 common shares at a share price of $1.37 as share consideration to TGS International LLC (“TGS”) in exchange for a trademark licensing agreement valued at $600,001. As per the terms of the agreement, the shares were released to TGS according to an escrow schedule related to certain calendar and operational milestones. At August 31, 2017, the Company has recorded the current portion of the fee of $133,334 as a prepaid expense, and the long-term portion of the fee of $400,000 as a deferred charge on the consolidated statements of financial position. For the twelve-month period ending August 31, 2017, $66,667 has been amortized to share-based compensation.

On November 1, 2016, the Company issued 70,161 common shares at a share price of $1.72 as share consideration to XIB Consulting Inc. for consulting services performed and recognized an expense of $120,677 as share-based compensation.

On February 1, 2017, the Company issued 25,000 common shares at a share price of $2.68 as share consideration to XIB Consulting Inc. for consulting services performed and recognized an expense of $67,000 as share-based compensation.

Exercise of stock options

During the year ending August 31, 2017, 237,863 (August 31, 2016 – 120,971) share options were exercised at an average exercise price of $0.83 (August 31, 2016 - $0.44) for a value of $313,035 (August 31, 2016 - $88,864) to share capital and a decrease to the reserve for options of $115,664 (August 31, 2016 - $35,914).

Conversion of debentures

On October 25, 2016, the Company issued 2,071,425 common shares at a price per share of $1.40 as conversion of convertible debentures (Note 9) for a value of $2,899,995 to share capital.

Equity Financing

On November 27 and December 15, 2015, the Company issued 3,298,073 common shares by way of a brokered private placement, at $1.04 per share for a total gross consideration of $3,429,998 to share capital. Subscribers also received 1,649,035 investor warrants to acquire 1,649,035 common shares of the Company at an exercise price of $1.40 per common share, exercisable over an eighteen month period from the date of closing. The fair value of these warrants was $156,890 using the Black-Scholes pricing model.

On June 2, 2016, the Company issued 9,867,000 common shares by way of a bought deal, at $1.05 per share for a total gross consideration of $10,360,350 to share capital. Subscribers also received 4,933,500 investor warrants to acquire 4,933,500 common shares of the Company at an exercise price of $1.40 per common share, exercisable over an eighteen month period from the date of closing. The fair value of these warrants was $968,461 using the Black-Scholes pricing model.

On August 23, 2016, the Company issued 17,710,000 common shares by way of a bought deal, at $1.30 per share for a total gross consideration of $23,023,000 to share capital.

On December 7, 2016, the Company issued 11,339,000 common shares by way of a bought deal at $3.55 per share for a total gross consideration of $40,253,450 to share capital.

Share issuance costs for the twelve-month period ending August 31, 2017 was $2,626,261 (2016 - $2,542,792).

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

Acquisition

On June 1, 2017, the Company issued 719,424 shares for the purchase of Trauma Healings Centers Incorporated for a value of $1,697,843 to share capital (Note 21).

(iv)	Warrants

Exercise of units

During the year ending August 31, 2017, 47,083 (August 31, 2016 – 21,491) units to acquire warrants and common shares, were exercised at an average price of $0.71 (August 31, 2016 - $0.70) for a value of $33,633 (August 31, 2016 - $15,044) to share capital.

Exercise of warrants

During the year ending August 31, 2017, 3,961,680 (August 31, 2016 – 571,400) warrants were exercised at an average exercise price of $1.26 (August 31, 2016 - $1.36) for a value of $5,386,908 (August 31, 2016 - $880,284) to share capital and a decrease to the reserve for warrants of $393,494 (August 31, 2016 - $101,685).

The change in the number of warrants outstanding during the period is as follows:

		Weighted Average
	Number	Exercise Price
Balance - September 1, 2015	2,299,692	$0.94
Granted	6,604,025	$1.40
Exercised/Released	(571,400)	$1.36
Balance - August 31, 2016	8,332,317	$1.28
Granted	47,083	$0.71
Exercised/Released	(3,961,680)	$1.26
Reclassified	(89,095)	$0.70
Balance - August 31, 2017	4,328,625	$1.30

(v)	Share-based compensation

Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding common shares, as approved by the Company’s Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of his/her options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement. The Company also issues stock options to third parties in exchange for services.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

The change in the options outstanding during the period is as follows:

		Weighted Average
	Number	Exercise Price
Balance - September 1, 2015	1,747,500	$0.73
Granted	1,434,165	$0.57
Exercised	(120,971)	$0.44
Cancelled / Forfeited	(317,832)	$0.68
Balance - August 31, 2016	2,742,862	$0.67
Granted	3,918,100	$2.03
Exercised	(237,863)	$0.83
Cancelled / Forfeited	(71,050)	$1.78
Balance - August 31, 2017	6,352,049	$1.48

Options outstanding have exercise prices that range from $0.30 to $3.55 with a weighted average remaining life of 8 years. Total share-based compensation expense for the twelve-month period ending August 31, 2017 was $1,703,090 (twelve-month period ending August 31, 2016 – $442,349) of which, $1,313,882 (2016 - $367,349) related to the Company’s stock option plan. These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted by applying the following assumptions:

Risk free interest rate	0.55% - 2.00%
Expected life of options	1.8 -7.1 years
Expected annualized volatility	53% -128%
Expected dividend yield	-

Volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

(vi)	Earnings (Loss) per share

Net (loss) income per share represents net (loss) income attributable to common shareholders divided by the weighted average number of common shares outstanding during the years.

Diluted (loss) earnings per share is calculated by dividing the applicable net (loss) income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

For all the periods presented, diluted (loss) income per share equals basic (loss) income per share due to the anti-dilutive effect of options and warrants. The outstanding number and type of securities that could potentially dilute basic net (loss) income per share in the future but that were not included in the computation of diluted net (loss) income per share because to do so would have increased the loss per share (anti-dilutive) are as follows:

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

	August 31,	August 31,
	2017	2016

Stock options	6,352,049	2,742,862
Warrants	4,328,625	8,332,317
	10,680,674	11,075,179

Net (loss) income per share calculations use the basic and diluted weighted-average number of common shares outstanding for the year ended August 31, 2017, which was 97,206,055 (2016- 58,682,657).

11.	Income Taxes

There are no current income taxes payable or recoverable for the year ended August 31, 2017. A reconciliation of income tax recovery (expense) at the statutory rate to amounts recorded in the consolidated financial statements for the years ended August 31, 2017 and August 31, 2016 is provided below.

	2017	2016
Income (loss) before income taxes	$(10,889,678)	$846,663
Statutory rate	29.00%	29.00%

Tax calculated at statutory rate	(3,158,007)	245,532
Non-deductible (non-taxable) items
Share-based compensation	493,896	128,281
Financing fees recorded in equity	(761,616)	(737,410)
Other	(128,243)	128,188
Benefit of deductible temporary differences not recognized	3,553,969	293,153
Change in tax rates	-	(57,745)
Income tax expense per financial statements	$-	$-

As at August 31, 2017, the Company had $13,422,213 of non-capital tax loss carryforwards that expire as follows:

Year	Amount
2035	$964,324
2036	1,370,839
2037	11,087,050
$13,422,213

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

Deferred tax assets are not recognized in these consolidated financial statements because the Company is in its start-up phase and the deferred tax assets are not probable to be recognized. The Company has $17,058,740 (August 31, 2016 - $3,698,990) of temporary differences that give rise to the following unrecorded deferred tax assets as at August 31, 2017 and August 31, 2016:

	2017	2016
Non-capital loss carryforwards	$3,892,442	$516,562
Long-term assets	(131,830)	(221,494)
Intangible assets	31,194	33,419
Long-term debt	3	(2,417)
Differences affecting income tax expense	3,791,809	326,070
Differences affecting share capital
Share issuance costs	1,155,226	746,637
Total	$4,947,035	$1,072,707

12.	Related Party Transactions

(i)	Transactions and balances with related entities

A debenture to Denaco Group Ltd, a company controlled by the previous Chief Executive Officer, issued in July 2015 for $500,000 through a non-brokered private placement repayable on September 1, 2017, carrying a 9% interest rate, was re-paid during the year ended August 31, 2017.

Certain directors, management, and other related parties controlled by directors of the Company were issued convertible debentures as part of the November 27, 2015 private placement. The convertible debentures carried a 6.75% interest rate and were to expire on December 31, 2018. During the year ended August 31, 2017, these debentures were converted into 110,713 common shares.

(ii)	Management and Board compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. For the year ended August 31, 2017, the Company’s expenses included $1,057,928 (August 31, 2016 - $657,204) in salary and/or consulting fees paid to key management personnel. In addition, 2,335,600 options (August 31, 2016 – 300,000) were issued for the year ended August 31, 2017 to key management personnel during the period at an average exercise price of $2.02 (August 31, 2016 - $0.64) .

13.	Capital Management

The Company considers its capital to consist of share capital, reserve for options and warrants, long-term debt, and accumulated deficit, which is disclosed in the August 31, 2017 consolidated statement of financial position as $86,549,368 (August 31, 2016 -$51,751,773).

The Company manages its capital structure and makes adjustments to it, based on funds available to the Company, in order to fund its start-up costs and the purchase and construction of its growing facility. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change in how the Company defines or manages capital in the year.

14.	Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset of paid to transfer a liability in an orderly fashion between market participants. The Company does not record any financial instruments at fair value. The Company’s financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities and long-term debt. The carrying values of these financial instruments approximate fair value.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt are classified as level 2 measurements. During the year, there were no transfers of amounts between level 1, 2 and 3.

15.	Financial Risk Factors

The Company is exposed to various risks through its financial instruments, as follows:

(i)

Credit risk arises from deposits with banks, short-term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business, management may obtain guarantees and general security agreements. The maximum exposure to credit risk approximates the $38,030,241 of cash, short term investments and accounts receivable on the statement of financial position.

As of August 31, 2017, and August 31, 2016, the Company’s aging of trade receivables (net of a provision for doubtful accounts) was approximately as follows:

	August 31,	August 31,
	2017	2016

0-60 days	$400,204	$889,420
61-120 days	89,372	77,672
Total	$489,576	$967,092

(ii)

Liquidity risk - The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2017, the Company had $1,957,370 (August 31, 2016 – $9,857,637) of cash and working capital of $38,018,128 (August 31, 2016 - $38,206,111).

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	Carrying	Contractual	Fiscal	Fiscal	Fiscal
	Amount	Cash Flows	2018	2019-2021	2021-2022
Accounts payable and accrued liabilities	$6,258,341	$6,258,341	$6,258,341	$-	$-
Long-term debt	3,518,306	3,518,306	389,816	874,106	914,262
Interest payments	-	-	187,580	311,012	206,762
	$9,776,647	$9,776,647	$6,835,737	$1,185,118	$1,121,024

(iii)	Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at August 31, 2017 pursuant to the variable rate loans described in Note 9. A 1% change in prime interest rates will increase or decrease the Company’s interest expense by $32,774 per year.

16.	Voluntary Recall

As a result of a voluntary recall during the second quarter of fiscal 2017, the Company recorded a sales return provision in accounts payable and accrued liabilities of $2,026,349 to uninsured customers for credits issued through a client credit program. Credits for uninsured customers will remain on customer accounts for a twelve-month period ending March 2018. The remaining balance of the sales return provision at August 31, 2017 was $682,619.

Also as a result of the voluntary recall, during the second quarter of fiscal 2017, the Company recorded a write-down of inventories of $1,307,708 in indirect production and a loss of $2,170,029 in fair value adjustment to biological assets and net realizable value reduction to inventory for inventory that was voluntarily recalled. The voluntarily recalled inventory was destroyed in March 2017.

17.	Contingencies

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a law suit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the law suit to be without merit though they will rigorously defend the action. No amount has been accrued in relation to the consolidated financial statements for the claim.

On March 3, 2017, a Claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to represent a Class who purchased and consumed medical marijuana that was later found to contain trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers and were the subject of theCompany’s product recalls in December 2016 and January 2017. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, the Sale of Goods Act and the Food and Drugs Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, damages in the form of the total funds required to establish a medical monitoring process for the benefit of the Class, exemplary or punitive damages and certain costs. The Claim also contains a request for an order certifying the proceeding as a class proceeding.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

On November 16, 2017, the Claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

The Company has recognized $2,026,349 in sales returns to uninsured customers for credits arising from the product recall which represents a divestiture of the profits earned through a client credit program.

18.	Segmented Information

The Company operates in one business segment and, accordingly, does not have any segmented information disclosures. All of the Company’s assets are in Canada.

19.	General and Administrative Expenses

	August 31	August 31
	2017	2016

Wages and benefits	$1,792,046	$766,429
Office and general	734,017	370,251
Professional fees	400,238	497,349
Depreciation and amortization	416,355	87,800
Travel and accommodation	112,609	97,319
Utilities	34,368	49,300
Total general and administrative expenses	$3,489,633	$1,868,447

20.	Licensing and Endorsement Agreement

On October 4, 2016, the Company entered into a Licensing and Endorsement Agreement with Swear Net Inc. (the Trailer Park Boys “TPB”) for an exclusive product and branding partnership. In exchange for services, OGI paid $100,000 in cash and OHI issued 150,000 options at an exercise price of $1.52 per share. At August 31, 2017, the Company has recorded the current portion of the fee of $121,889 as a prepaid expense and the long-term portion of the fee of $67,490 in deferred charges on the consolidated statements of financial position. The fee will be recognized over the life of the agreement of five years as services are delivered. For the year ending August 31, 2017, $20,065 has been amortized to share-based compensation.

Under the agreement, OGI must issue an additional 350,000 in options at an exercise price of $1.52 in accordance with certain conditions being met and a royalty payment of 4% of gross revenues generated specifically from the sales and promotion of certain products as set out in the agreement. As of August 31, 2017, the conditions on which the royalty payment is based have not been met.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

21.	Acquisition of Trauma Healing Centers

On June 1, 2017, the Company acquired 100% of the issued and outstanding shares of Trauma Healing Centers Incorporated(“THC”) for a purchase price of $1.7 million, funded through the issuance of 719,425 common shares of the Company at a value $2.36 per share. Had this business combination been effective September 1, 2016, the net revenue of the Company would have $6,292,894 and loss would have been $(11,001,803).

THC specializes in medical cannabis assessment and prescribing. THC sees patients on a referral basis and offers a multi-disciplinary approach to healing chronic conditions.

The following table summarizes the preliminary purchase price allocation:

Fair value of business acquired	June 1, 2017
Cash	$114,705
Trade and other receivables	87,237
Other current assets	20,755
Prepaid expenses	4,182
Property, plant and equipment	94,096
Goodwill	2,327,728
Trade and other payables	(252,527)
Long-term debt	(698,333)
$1,697,843

The initial purchase price allocation for the acquisition of the shares of THC is preliminary and will be finalized in the upcoming quarters. As a result, the excess of the purchase price over the fair value of THC’s net assets, which has been allocated to goodwill, may be adjusted retrospectively in future reporting periods once management receives the finalized valuation of intangible assets.

22.	Subsequent Events

(i)	Issuance of stock options

On September 1, 2017, the Company has issued 10,000 employee options to purchase 10,000 common shares of the Company, to employees of OGI, at an exercise price of $2.39 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On September 21, 2017, the Company has issued 166,648 employee options to purchase 166,648 common shares of the Company, to the Board of Directors of OHI, at an exercise price of $2.59 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On October 1, 2017, the Company has issued 30,000 employee options to purchase 30,000 common shares of the Company, to employees of OGI, at an exercise price of $3.11 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On November 1, 2017, the Company has issued 20,000 employee options to purchase 20,000 common shares of the Company, to employees of OGI, at an exercise price of $3.21 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31,2017 and 2016
(In Canadian dollars)

(ii)	Acquisition of 55 English Drive

On October 31, 2017, the Company purchased the land and building on 55 English Drive, adjacent to its current campus for a purchase price of $2,000,000 cash. The building is approximately 10,000 square feet with a blue-chip tenant. The property will be used as part of its expansion plans.

(iii)	Organigram announces $50 million bought deal

On November 28, 2017, the Company announced that it has entered into a letter of engagement with Eight Capital under which Eight Capital has agreed to purchase, together with a syndicate of Underwriters (the "Underwriters") 14,285,715 units (the "Units") of the Company on a "bought deal" basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price per Unit of $3.50 (the "Issue Price") for gross proceeds of $50,000,003 (the "Offering").

The Company granted the Underwriters an over-allotment option to purchase up to an additional 15% of the Units at the Issue Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. If this option is exercised in full an additional $7,500,000 will be raised pursuant to the Offering and the aggregate proceeds of the Offering will be $57,500,003. On December 12, 2017, the underwriters gave notice of their intent to exercise this option in full.

Each Unit will be comprised of one common share of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole warrant a "Warrant"). Each Warrant shall entitle the holder thereof to purchase one Common Share at an exercise price of $4.00, for a period of 18 months following the closing of the Offering. Each of the Common Shares and a whole warrant will freely trade on the TSX-V.